July 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iClick Interactive Asia Group Limited

Registration Statement on Form F-3 (File No. 333-239982)

CIK No. 0001697818

Ladies and Gentlemen:

On behalf of the above-named registrant, we are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page (following the calculation of the registration fee) of the Registration Statement on Form F-3 (File No. 333-239982), filed by iClick Interactive Asia Group Limited on July 21, 2020:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

U.S. Securities and Exchange Commission, p. 2

If you have any questions or comments in connection with this delaying amendment, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Terence Li, Chief Financial Officer of iClick Interactive Asia Group Limited via email at terence.li@i-click.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:   Terence Li, Chief Financial Officer, iClick Interactive Asia Group Limited